T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

September 21, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Kim McManus, Esq.

Senior Attorney

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.,

Washington, DC 20549

Re:	GK Investment Holdings, LLC
Amendment No. 4 to Offering Statement on Form 1-A Filed September 21, 2016 File No. 024-10510

Dear Ms. McManus:

On behalf of GK Investment Holdings, LLC, a Delaware limited liability company (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the oral comments (the "Comments") to the Issuer’s Amendment No. 3 to its Offering Statement on Form 1-A filed on June 30, 2016 (“Amendment No. 3”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 4 to the Offering Statement on Form 1-A (“Amendment No. 4”) containing changes made in response to the Comments and for the purpose of updating and revising certain information in Amendment No. 3. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4.

For convenience of reference, the Comments are printed below in italics and are followed by the response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 4, and two copies to show changes against Amendment No. 3. All page references in the responses are to pages of the clean copy of Amendment No. 4.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

September 21, 2016

Commission’s Oral Comment No. 1. We note from your disclosure that certain affiliates of GK Development, Inc. have agreed to enter into agreements whereby the trustee may force the sale of Ridgmar Equity and Lakeview Equity pursuant to the Forced Sale Agreements. We also note that the Bondholders may be unable to force such a sale or such a sale may result in a default under the respective loan documents. We also note that your company may sell the equity subject to the Forced Sale Agreements and Cash Flow Loans, or the respective, underlying properties, without the consent of the trustee. Lastly, we note that, pursuant to the loans securing Ridgmar and Lakeview Square, there may be penalties associated with enforcing the Forced Sale Agreements. Please revise your disclosure to balance the discussion of the Forced Sale Agreements and Cash Flow Loans with the risks to the Bondholders associated with each.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 6, 45, 51, 53, 54 and 61. With specific reference to the Staff’s comment regarding defeasance, the Issuer submits, if a forced sale of Ridgmar Equity or Lakeview Equity occurs, there are no requirements to repay any of the loans related to Ridgmar or Lakeview Square from the proceeds of such sale.

Commission’s Oral Comment No. 2. We note that you will be repaying indebtedness with proceeds from this offering. Please provide a statement that you will not be repaying senior mortgage debt with proceeds from this offering.

Issuer’s Response: In response to the Staff’s comment, the Issuer intends to use the proceeds from this offering to (i) pay off existing mezzanine debt incurred in connection with its acquisition of Lake Mead and (ii) acquire additional assets.  The Issuer will not use proceeds from this offering to repay first position mortgage debt.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

By:	/s/ T. Rhys James
T. Rhys James

cc:	Michael C. Sher (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail) Trevor D. Wind, Esq. (via electronic mail)